Exhibit 1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges for each year in the five-year period ended December 31, 2005. Earnings, for this purpose, consist of earnings before income taxes, plus fixed charges and depreciation of capitalized interest and minus interest capitalized during the period. Under Mexican GAAP, employee profit sharing is considered an income tax and earnings are calculated before the provision for employee profit sharing. Under U.S. GAAP, however, employee profit sharing is considered an operating expense and earnings are calculated after the provision for employee profit sharing. Fixed charges, for this purpose, consist of interest expense plus interest capitalized during the period and the interest implicit in operating leases. Under Mexican GAAP, interest implicit in operating leases is considered an operating expense, whereas under U.S. GAAP, interest implicit in operating leases is considered an interest expense. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness. Under Mexican GAAP, we do not capitalize interest, but we have capitalized interest in certain periods in connection with the reconciliation of our net income to U.S. GAAP.

	Year ended December 31,
	2001	2002	2003	2004	2005
Mexican GAAP	6.1	5.0	5.9	6.3	5.3
U.S. GAAP	5.6	5.5	6.2	6.1	5.2